November 10, 2022

VIA E-mail

Jonathan Gaines, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

         Re: Fidelity Multi-Strategy Credit Fund
             File Nos. 333-267816, 811-23831

Dear Mr. Gaines:

        On October 11, 2022, you filed an initial registration statement on Form N-2 on behalf of
Fidelity Multi-Strategy Credit Fund (the    Fund   ), under the Securities Act
of 1933 (the    1933
Act   ) and the Investment Company Act of 1940 (the    1940 Act   ). We have
reviewed the
registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                           GENERAL

    1. Please tell us if the Fund has presented any test-the-waters materials to potential investors in connection with these offerings. If so, the staff will request these materials for review.

                                         PROSPECTUS

Cover Page     Interval Fund

    2. Please disclose the intervals between deadlines for repurchase requests, pricing and
         repayment and the anticipated timing of the Fund   s initial
repurchase offer. Please also
         include a cross-reference to those sections of the prospectus that
discuss the Fund   s
         repurchase policies and attendant risks. See Guide 10 to Form N-2.

Cover Page     Principal Investment Strategies

    3.   This paragraph notes that the Fund    may invest in additional types
of Credit
         Instruments and strategies in the future.    Please clarify what these
instruments may
         include.
 Jonathan Gaines, Esq.
November 10, 2022
Page 2

   4. This paragraph notes that the Fund may invest in below investment-grade credit instruments. Please disclose which ratings the Fund considers to be below investment grade.

   5. The staff notes that the Fund will utilize leverage. Please include a brief discussion of the leverage the Fund intends to utilize and add a cross reference to the prospectus discussion regarding risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guide 6 to Form N-2.

Cover Page     Unlisted Closed-End Fund

   6. With respect to the bolded bullet-point disclosure on the cover, please:
          a. add disclosure stating that an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame;
          b. revise the fifth bullet point to state that an investor also will pay offering expenses of up to [ ]% on the amounts it invests and if you pay the maximum aggregate percentage for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses; and
          c. revise the seventh bullet point to indicate that distributions may also be funded by amounts from the Fund's affiliates that are subject to repayment by investors.

Cover Page     Securities Offered

   7. The third paragraph of this section notes that the Fund and the Adviser have applied for multi-class exemptive relief. Please note that if the Fund plans to commence the offering before the requested relief is granted, it may offer only a single class to the public and the prospectus must clearly disclose that other classes presented are not available to the public.

Page 1     INVESTMENT OPPORTUNITIES AND STRATEGIES

   8. The first paragraph of this section refers to investments in privately originated reverse inquiry credit solutions. Please explain what these are in plain
English.

   9.    The final paragraph on this page states that    The Fund normally will
invest in a number
         of different countries.    Please clarify whether the Fund plans to
focus on any specific
         area or geographic region with respect to such investments.

Page 2     Private Credit

   10. The disclosure in the first paragraph of this section indicates that the Fund will seek to originate loans. With respect to loan origination, please discuss, in an appropriate section of the prospectus:
           a. any limits on loan origination by the Fund, including a description of any limits
               imposed by the Fund   s fundamental investment restrictions that
the Fund may
 Jonathan Gaines, Esq.
November 10, 2022
Page 3

                make loans to the extent permitted under the 1940 Act and the rules and regulations thereunder;
           b. the loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the
borrower;
           c.   the underwriting standards for these loans;
           d. whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and
           e. any limits on the amount of loans the Fund may originate to issuers in the same
                industry (e.g., no more than 25% of the Fund   s assets).

   11. In originating loans, please explain whether the Fund or another Fidelity-related entity plans to offer a lending platform. To the extent the platform will be offered by an affiliate of the Fund or an affiliate of an affiliate, please supplementally explain why originating loans in which the Fund invests does not give rise to affiliated transaction concerns under Section 17 of the 1940 Act.

Page 4     Other Investment Strategies

   12. The disclosure in this section notes that the Fund may invest in mutual funds, ETFs, business development companies or other types of investment companies. Please
         clarify in which    other types of investment companies    the Fund
may invest.

Page 13-14     RISK FACTORS

   13. The principal investment strategy discussion refers to investments in preferred equity as well as in other investment companies. Please include appropriate disclosure summarizing the risks of such investments here.

Page 15     SUMMARY OF FEES AND EXPENSES

   14. The principal investment strategy states that the Fund may invest in other investment
         companies. If the acquired fund fees and expenses (   AFFE   ) of such
investments will
         exceed 0.01%, please include AFFE as a separate line item in the fee table. See Instr.
         10.a. to Item 3.1 of Form N-2.

   15. The principal investment strategy also indicates that the Fund may engage in short
         sales. Please confirm that the    Other Expenses    line item of the
fee table includes
         dividends paid on stocks sold short.

Page 18     THE ADVISER

   16.   The second paragraph on this page provides the Adviser   s assets
under management as
         of December 31, 2021. Please provide this figure as of a more recent date.
 Jonathan Gaines, Esq.
November 10, 2022
Page 4

Page 20     Investment Objective

   17.   Please disclose here that the Fund   s investment objective may be
changed without a
         shareholder vote. See Item 8.2.a of Form N-2.

Page 27     Market Risk

   18. The first paragraph on this page refers to the Fund providing managerial assistance to issuers. Please confirm that this statement is correct and, if so, please discuss in an appropriate section of the prospectus what such managerial assistance will entail.

Page 39     Convertible Securities

   19. The staff notes that Fund invests in convertible securities. If the Fund invests or
         expects to invest in contingent convertible securities (   CoCos   ),
the Fund should
         consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If
         CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Page 44     Exposure to Foreign Markets

   20.   The disclosure for this risk begins by stating    While the Fund does
not expect to invest
         in securities of issuers located in foreign markets as a principal investment strategy . . .
         .    However, this statement appears inconsistent with the investment strategy disclosure
         on page four, which discusses hedging the Fund   s foreign currency
risk, and page five,
         which discusses investments in foreign instruments. Please (a) clarify in the strategy section that investments in issuers located in foreign markets will not be a part of the
         Fund   s principal investment strategy; or (b) revise the language in this risk disclosure,
         as appropriate.

Page 54     Payment-in-Kind (   PIK   ) Interest Risk

   21. Please disclose that the interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan.

Page 56     Senior Management Personnel of the Adviser

   22.   The final sentence of this section refers to the Fund    or its
subsidiaries.    Please
         include, in an appropriate location in the prospectus, the following disclosure for any subsidiaries that are primarily controlled by the Fund and that primarily engage in investment activities in securities or other assets. A subsidiary is primarily controlled by a fund when (a) the registered fund controls the unregistered entity within the
 Jonathan Gaines, Esq.
November 10, 2022
Page 5

         meaning of Section 2(a)(9) of the 1940 Act; and (b) the registered
fund   s control of the
         unregistered entity is greater than that of any other person.
          a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.
          b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the
              subsidiary so that the Fund treats the subsidiary   s debt as its
own for purposes of
              Section 18.
          c. Disclose that any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section
15) as if it were an
              investment adviser to the Fund under Section 2(a)(20) of the 1940
Act. Any
              investment advisory agreement between the subsidiary and its investment adviser
              is a material contract that should be included as an exhibit to the registration
              statement. If the same person is the adviser to both the Fund and the subsidiary,
              then, for purposes of complying with Section 15(c), the reviews
of the Fund   s and
              the subsidiary   s investment advisory agreements may be
combined.
          d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if
              any.
          e. Disclose any of the subsidiary   s principal investment strategies
or principal risks
              that constitute principal investment strategies or risks of the
Fund. The principal
              investment strategies and principal risk disclosures of a fund that invests in a
              subsidiary should reflect aggregate operations of the fund and the subsidiary.
          f. Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.
          g. Confirm in correspondence that the subsidiary and its board of directors will agree
              to inspection by the staff of the subsidiary   s books and
records, which will be
              maintained in accordance with Section 31 of the 1940 Act and the rules
              thereunder.

   23.   In addition, if the Fund   s subsidiaries will be wholly-owned:
           a. Please confirm that the subsidiary   s management fee (including
any performance
              fee) will be included in the    Management Fees    line item, and
the wholly-owned
              subsidiary   s expenses will be included in    Other Expenses
line item, in the
              Fund   s fee table.
           b. If the Fund will invest only through wholly-owned subsidiaries, please disclose, if accurate, that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Page 56     The Adviser   s Incentive Fee Risk

   24.   The second sentence of this risk notes that    the Fund may be
required to pay the
         Adviser incentive compensation for a fiscal quarter even if there is a decline in the
         value of the Fund   s portfolio or if the Fund incurs a net loss for
that quarter.
 Jonathan Gaines, Esq.
November 10, 2022
Page 6

         However, the disclosure on pages six and 69 indicate that this incentive fee is subject to
         a hurdle rate. If the value of the Fund   s portfolio were to decline
or if the Fund were to
         incur a net loss for the quarter, then it appears that the Fund would not reach the hurdle rate and the Adviser would not be eligible for the incentive fee. Please revise the disclosure to reconcile this inconsistency.

Page 58     Repurchase Offers Risks

   25.   As part of this risk disclosure, please disclose:
          a. the effect that share repurchase offers and related financings might have on portfolio turnover; and
          b. the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date, if the Fund has invested all or a portion of its portfolio in foreign markets. See Guide 2 to Form N-2.

Page 64     Investment Personnel

   26. Please state that the SAI provides additional information about portfolio manager compensation, other accounts managed and the portfolio managers ownership of securities in the Fund. See Item 9.1.c of Form N-2.

Page 65     Administrative Services

   27.   Please disclose the compensation to be paid to the Administrator. See
Item 9.1.d of
         Form N-2.

Page 86     Notice to Shareholders

   28.   Please supplementally explain to the staff how the    Shareholder
Notification    discussed
         in this section differs from the    Repurchase Offer Notice
discussed on page 12 and in
         the third paragraph on this page 86.

Page 88     Preferred Shares and Other Securities

   29. Please disclose any limitations with respect to future payment of dividends if payment of current dividends is past due. See Item 10.1.b. of Form N-2.

Page 102     PLAN OF DISTRIBUTION

   30. Please disclose any material relationship between the Distributor and the Fund and the amount of securities underwritten. See Item 5.1.b-c of Form N-2.

   31. If the underwriting agreement provides for indemnification of the Distributor by the
         Fund against liability arising under the 1933 Act or 1940 Act, please briefly describe such provisions. See Item 5.4 of Form N-2.
 Jonathan Gaines, Esq.
November 10, 2022
Page 7

Page 107     Dividend Reinvestment Plan

   32. Please disclose, if applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP. See Item 10.1.e of Form N-2.

Back cover

   33. Please include the disclosure required by Rule 481(e) regarding prospectus delivery obligations or explain why such disclosure is not required.


                        STATEMENT OF ADDITIONAL INFORMATION

Page B-9     Involuntary Repurchases and Mandatory Redemptions

   34. The final bullet point on this page states that the Fund may redeem Shareholders out of
         the Fund involuntarily when    it would be in the best interests of
the Fund to repurchase
         or redeem Shares.    Please revise this language to state that
involuntary redemptions
         will be conducted consistent with Rule 23c-2.

Page B-10     FUNDAMENTAL INVESTMENT RESTRICTIONS

   35. Please add disclosure to this section explaining what a fundamental investment policy is (i.e., a policy that cannot be changed without a vote of the majority of outstanding shares).

Page B-13     Board Structure and Role of the Board in Risk Oversight

   36. The second paragraph of this section refers to three standing committees. However, the
            Committees of the Board    section discusses only an audit
committee. Please add
         disclosure discussing the remaining committees or revise the number of committees disclosed, as appropriate.

Page B-14     Trustee Beneficial Ownership of Shares

   37. Please add a column to the table in this section reflecting the Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustees in
         the Family of Investment Companies.    See Item 18.7.b of Form N-2.

Page B-14     Compensation of Trustees

   38.   Please add a column to the table in this section reflecting    Total
Compensation from
         Fund and Fund Complex Paid to Trustees.    See Item 18.13.a of Form
N-2.
 Jonathan Gaines, Esq.
November 10, 2022
Page 8

                                        *        *      *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-4716.

                                                     Sincerely,

                                                     /s/ Christopher R.
Bellacicco

                                                     Christopher R. Bellacicco
                                                     Attorney-Adviser

cc:    John C. Lee, Branch Chief
       Christian T. Sandoe, Assistant Director